March 3, 2005


Mail Stop 0409

VIA U.S. MAIL AND FAX (856) 596-6093

Mr. James V. Bleiler
Chief Financial Officer
Century Pacific Tax Credit Housing Fund - II
1 E. Stow Rd.
Marlton, NJ  08053

Re:	Century Pacific Tax Credit Housing Fund - II
	Form 10-K for the fiscal year ended March 31, 2004
	Filed January 25, 2005
	File No. 033-24537

Dear Mr. Bleiler:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended March 31, 2004

Notes to the Financial Statements, pages F-7 - F-14

Note 1. Summary of Significant Accounting Policies, pages F-7 - F-
8

Investments in Operating Partnerships, page F-7

1. We note that you accounted for your investments in the Laurel-
Clayton Limited Partnership using the equity method.
Supplementally,
advise us how you determined that you do not control the Laurel-
Clayton Limited Partnership in light of your 60% economic interest.
Reference is made to paragraphs 9 and 10 of SOP 78-9.
Additionally,
please tell us how you evaluated your interest in this limited partnership under FIN 46R.

Note 5. Investments in Operating Partnerships, pages F-11 - F-13

2. In a supplemental response, please tell us what consideration you gave to including complete audited financial statements, including audited statements of partners` capital, cash flows, and footnotes for the Laurel-Clayton Limited Partnership. Reference is made to Rule 3-09 of Regulation S-X.

3. In a supplemental response, please tell us how your operating partnership accounted for the sale of the Washington Courts
Apartments property.

*  *  *  *

      As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Matthew Maulbeck, Staff Accountant, at (202) 942-1905 or Cicely Luckey, Senior Staff Accountant, at (202) 942-
1975
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1975 with any other questions.



      Sincerely,



							Cicely Luckey
      Senior Staff Accountant
??

??

??

??

Century Pacific Tax Credit Housing Fund - II
March 3, 2005



Page 1